UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39805

Qilian International Holding Group Ltd

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Transfer from the Nasdaq Global Market to the Nasdaq Capital Market

On November 27, 2023, Qilian International Holding Group Ltd. (the “Company”) applied to transfer its ordinary shares, par value $0.00166667 per share, (the “Ordinary Shares”) to The Nasdaq Capital Market (the “Capital Market”), as allowed under the Nasdaq Listing Rules.

On December 13, 2023, the Company’s transfer from The Nasdaq Global Market to the Capital Market was approved. Effective at the opening of business on December 15, 2023, the Company’s Ordinary Shares were transferred to the Capital Market. The Company’s Ordinary Shares will continue to trade under the symbol “QLI” and trading of the Ordinary Shares will be unaffected by this change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 19, 2023

QILIAN INTERNATIONAL HOLDING GROUP LTD

By:	/s/ Zhanchang Xin
Name:	Zhanchang Xin
Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)